SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 3) *

HIGHPOWER INTERNATIONAL, INC.

(Name of Issuer) COMMON STOCK, $0.0001 Par Value Per Share
(Title of Class of Securities) 43113X101
(CUSIP Number) Dang Yu (George) Pan Building A1, 68 Xinxia Street Pinghu, Longgang Shenzhen Guangdong F4 518111 People’s Republic of China Tel: 86-755-89686238
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 2, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 43113X101	13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS Dang Yu (George) Pan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,822,814
	8	SHARED VOTING POWER 269,959 (1)
	9	SOLE DISPOSITIVE POWER 2,822,814
	10	SHARED DISPOSITIVE POWER 269,959 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,092,773 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (3)
14	TYPE OF REPORTING PERSON IN

(1) Advance Pride International Limited, a British Virgin Islands company, is 100% owned by Mr. Dang Yu (George) Pan, and Mr. Pan is the sole director of Advance Pride International Limited. Advance Pride International Limited directly holds 269,959 shares of Common Stock of the Issuer. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Pan may be deemed to beneficially own all of the shares held by Advance Pride International Limited in the Issuer and share with Advance Pride International Limited the voting power and dispositive power of such shares.

(2) Includes 269,959 shares held by Advance Pride International Limited, a British Virgin Islands company 100% owned by Mr. Dang Yu (George) Pan.

(3) Such percentage is based upon 15,559,658 shares of the Issuer's common stock, par value $0.0001 per share, issued and outstanding on May 11, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended March 31, 2018.

CUSIP No. 43113X101	13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS Advance Pride International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 269,959 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 269,959 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (2)
14	TYPE OF REPORTING PERSON CO

(1) Advance Pride International Limited is 100% owned by Mr. Dang Yu (George) Pan, and Mr. Pan is the sole director of Advance Pride International Limited. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Pan may be deemed to beneficially own all of the shares held by Advance Pride International Limited in the Issuer and share with Advance Pride International Limited the voting power and dispositive power of such shares.

(2) Such percentage is based upon 15,559,658 shares of the Issuer's common stock, par value $0.0001 per share, issued and outstanding on May 11, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended March 31, 2018.

CUSIP No. 43113X101	13D	Page 4 of 7

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is being jointly filed by Dang Yu (George) Pan and Advance Pride International Limited (collectively, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by Dang Yu (George) Pan with the Securities and Exchange Commission (the "SEC") on November 13, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 14, 2012 and Amendment No. 2 to Schedule 13D filed with the SEC on February 14, 2018 (collectively, the "Schedule 13D"). Advance Pride International Limited, a British Virgin Islands company 100% owned by Dang Yu (George) Pan (“Advance Pride”), shared beneficial ownership of shares of Common Stock of the Issuer at the time of the filing of the original Schedule 13D and all amendments thereto and currently has shared beneficial ownership with Dang Yu (George) Pan of 269,959 shares of Common Stock of the Issuer. This fact of Advance Pride’s shared beneficial ownership of shares of Common Stock of the Issuer was inadvertently and unintentionally omitted from such filings.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Highpower International, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is Building A1, 68 Xinxia Street, Pinghu, Longgang, Shenzhen Guangdong F4 518111, People’s Republic of China.

Item 2.	Identity and Background.

(a) — (c) and (f) This Schedule 13D is filed jointly by the Reporting Persons. Mr. Dang Yu (George) Pan is an executive officer and director of the Issuer whose principal executive office is located at Building A1, 68 Xinxia Street, Pinghu, Longgang, Shenzhen Guangdong F4 518111, People’s Republic of China. Mr. Pan is a citizen of the People’s Republic of China. The business address of Mr. Pan is Building A1, 68 Xinxia Street, Pinghu, Longgang, Shenzhen Guangdong F4 518111, People’s Republic of China.

Advance Pride is a British Virgin Islands company 100% owned by Mr. Pan. Mr. Pan is the sole director of Advance Pride. The principal business of Advance Pride is making investments in public and private companies. The address of the principal office of Advance Pride is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(d) — (e) During the five years preceding the date of this filing, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Item 4 of this Amendment No. 3 is incorporated by reference in its entirety into this Item 3.

No shares of Common Stock were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Amendment No. 3 and thus no funds were used by the Reporting Persons for such purpose.

Mr. Dang Yu (George) Pan anticipates that based on the price per share of Common Stock set forth in the Proposal Letter (as described in Item 4 below), approximately US$60.8 million will be expended in acquiring the shares of the Issuer not currently owned by Mr. Pan.

Item 4.	Purpose of Transaction.

The shares of Common Stock currently beneficially owned by the Reporting Persons were originally acquired for investment purposes.

CUSIP No. 43113X101	13D	Page 5 of 7

On June 2, 2018, Mr. Dang Yu (George) Pan submitted a preliminary non-binding proposal letter (the “Proposal Letter”) to the Issuer’s board of directors, a copy of which is attached hereto as Exhibit 7.02. In the Proposal Letter, Mr. Pan proposed to acquire (the “Acquisition”), through an acquisition vehicle to be formed by Mr. Pan, all of the outstanding shares of Common Stock that are not already directly or indirectly beneficially owned by Mr. Pan for cash consideration equal to US$4.80 per share of Common Stock to be funded by a combination of debt and equity capital arranged by Mr. Pan. It is anticipated Mr. Pan will roll over his equity interests in the Issuer to such acquisition vehicle. The Proposal Letter stated that Mr. Pan expects commitments for the debt financing, subject to terms and conditions set forth therein, to be in place when the definitive agreements for the Acquisition are executed. Mr. Pan also stated in the Proposal Letter that he is only interested in pursuing the Acquisition and does not intend to sell his stake in the Issuer to a third party. Mr. Pan expects to complete due diligence of the Issuer in parallel with discussions of the definitive agreements with respect to the Acquisition. The Proposal Letter constitutes only a preliminary indication of Mr. Pan’s interest, and does not constitute any binding commitment with respect to the Acquisition.

If the Acquisition is completed, the Issuer’s Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the Nasdaq Stock Market LLC (Nasdaq Global Market).

The description of the Proposal Letter set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal Letter which has been filed as Exhibit 7.02 and is incorporated herein by this reference.

None of the Issuer or Mr. Pan is obligated to complete the transactions described herein, and a binding commitment with respect to the Acquisition will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Except as indicated above, the Reporting Persons currently do not have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D. Consummation of the Acquisition could result in one or more of the actions specified in Items 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer to consist solely of persons to be designated by the acquisition vehicle to be formed by Mr. Pan, and a change in the Issuer’s certificate of incorporation to reflect that the Issuer would become a privately held company. In addition, Mr. Pan reserves his right to change his plans and intentions in connection with any of the actions discussed in this item 4, including, among others, the purchase price and the financing arrangements for the Acquisition. Any action taken by Mr. Pan may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Acquisition will be entered into or be consummated.

Item 5.	Interest in Securities of the Company.

Items 5(a), (b) and (c) are amended and restated as follows.

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) Mr. Dang Yu (George) Pan beneficially owns an aggregate of 3,092,773 shares of Common Stock, representing approximately 19.9% of the outstanding shares of Common Stock and including 269,959 shares directly held by Advance Pride. Advance Pride, a British Virgin Islands company, is 100% owned by Mr. Pan, and Mr. Pan is the sole director of Advance Pride. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Pan may be deemed to beneficially own all of the shares held by Advance Pride in the Issuer.

As of the date hereof, Advance Pride directly holds 269,959 shares of Common Stock, which represent approximately 1.7% of the outstanding shares of Common Stock.

The above disclosure of percentage information was calculated based on 15,559,658 shares of Common Stock issued and outstanding on May 11, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended March 31, 2018.

CUSIP No. 43113X101	13D	Page 6 of 7

(b) The powers that a Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to such Reporting Person, which is hereby incorporated by reference.

(c) The Reporting Persons have not effected any transactions in the class of securities reported herein in the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

The information regarding the Proposal Letter under Item 4 is incorporated herein by reference in their entirety.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.01: Joint Filing Agreement by and between the Reporting Persons, dated as of June 5, 2018.

Exhibit 7.02: Proposal Letter from Dang Yu (George) Pan to the board of directors of the Issuer, dated as of June 2, 2018 (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4, 2018).

CUSIP No. 43113X101	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Date: June 5, 2018	/s/ Dang Yu (George) Pan
Dang Yu (George) Pan

Advance Pride International Limited

By:	/s/ Dang Yu (George) Pan
Name:	Dang Yu (George) Pan
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

INDEX TO EXHIBITS

Exhibit 7.01: Joint Filing Agreement by and between the Reporting Persons, dated as of June 5, 2018.

Exhibit 7.02: Proposal Letter from Dang Yu (George) Pan to the board of directors of the Issuer, dated as of June 2, 2018 (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4, 2018).